EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (RESTATED – NOTE 2)

	Twelve Months Ended June 30, 2003

Income before provision for income taxes and fixed charges (Note A)	$78,050,418

Fixed charges:
Interest on first mortgage bonds	$14,540,468
Amortization of debt discount and expense less premium	1,011,487
Interest on short-term debt	669,297
Interest on long-term debt	9,696,767
Interest on trust preferred distributions by subsidiary holding solely parent debentures	4,250,000
Other interest	1,029,730
Rental expense representative of an interest factor (Note B)	25,334

Total fixed charges	31,223,083

Ratio of earnings to fixed charges	2.50	x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).